================================================================================

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-102)


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13D-2(A)

                              (AMENDMENT NO. ___)*


                           INTERPHARM HOLDINGS, INC.
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                   460588106
                                 (CUSIP Number)

                                ANDREW NICHOLSON
                                AISLING CAPITAL
                         888 SEVENTH AVENUE, 30TH FLOOR
                               NEW YORK, NY 10106
                                 (212) 651-6380
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                NOVEMBER 8, 2007
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |X|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

===============================================================================

--------------------                                              -------------
CUSIP No. 460588106               SCHEDULE 13D                     Page 2 of 18
--------------------                                              -------------

-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
         Aisling Capital II, LP

-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)

         (a)  [_]
         (b)  [X]

-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS (see instructions)
         OO

-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)

              [_]

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

-------------------------------------------------------------------------------
                                              7       SOLE VOTING POWER
                 NUMBER OF                            7,304,505 (1)
                   SHARES                     ---------------------------------
                BENEFICIALLY                  8       SHARED VOTING POWER
                  OWNED BY                            0
                    EACH                      ---------------------------------
                 REPORTING                    9       SOLE DISPOSITIVE POWER
                   PERSON                             7,304,505 (1)
                    WITH                      ---------------------------------
                                              10      SHARED DISPOSITIVE POWER
                                                      0

-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          7,304,505 (1)

-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (see instructions)

              [_]

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.9% (1)

-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (see instructions)
         PN

-------------------------------------------------------------------------------

--------
(1) This amount is an approximation, which includes 548,315 shares of common stock, 2,281,914 shares of common stock issuable upon the exercise of warrants and approximately 4,474,276 shares of Common Stock issuable upon the initial conversion of 10,000 shares of Series C-1 Convertible Preferred Stock. See Item 5.

--------------------                                              -------------
CUSIP No. 460588106               SCHEDULE 13D                     Page 3 of 18
--------------------                                              -------------

-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
         Aisling Capital Partners, LP

-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)

         (a)  [_]
         (b)  [X]

-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS (see instructions)
         OO

-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)

              [_]

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

-------------------------------------------------------------------------------
                                              7       SOLE VOTING POWER
                 NUMBER OF                            7,304,505 (1)
                   SHARES                     ---------------------------------
                BENEFICIALLY                  8       SHARED VOTING POWER
                  OWNED BY                            0
                    EACH                      ---------------------------------
                 REPORTING                    9       SOLE DISPOSITIVE POWER
                   PERSON                             7,304,505 (1)
                    WITH                      ---------------------------------
                                              10      SHARED DISPOSITIVE POWER
                                                      0

-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          7,304,505 (1)

-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (see instructions)

              [_]

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.9% (1)

-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (see instructions)
         PN

-------------------------------------------------------------------------------

---------------
(1) This amount is an approximation, which includes 548,315 shares of common stock, 2,281,914 shares of common stock issuable upon the exercise of warrants and approximately 4,474,276 shares of Common Stock issuable upon the initial conversion of 10,000 shares of Series C-1 Convertible Preferred Stock. See Item 5.

--------------------                                              -------------
CUSIP No. 460588106               SCHEDULE 13D                     Page 4 of 18
--------------------                                              -------------

-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
         Aisling Capital Partners LLC

-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)

         (a)  [_]
         (b)  [X]

-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS (see instructions)
         OO

-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)

              [_]

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

-------------------------------------------------------------------------------
                                              7       SOLE VOTING POWER
                 NUMBER OF                            7,304,505 (1)
                   SHARES                     ---------------------------------
                BENEFICIALLY                  8       SHARED VOTING POWER
                  OWNED BY                            0
                    EACH                      ---------------------------------
                 REPORTING                    9       SOLE DISPOSITIVE POWER
                   PERSON                             7,304,505 (1)
                    WITH                      ---------------------------------
                                              10      SHARED DISPOSITIVE POWER
                                                      0

-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          7,304,505 (1)

-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (see instructions)

              [_]

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.9% (1)

-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (see instructions)
         OO

-------------------------------------------------------------------------------

--------------
(1) This amount is an approximation, which includes 548,315 shares of common stock, 2,281,914 shares of common stock issuable upon the exercise of warrants and approximately 4,474,276 shares of Common Stock issuable upon the initial conversion of 10,000 shares of Series C-1 Convertible Preferred Stock. See Item 5.

--------------------                                              -------------
CUSIP No. 460588106               SCHEDULE 13D                     Page 5 of 18
--------------------                                              -------------

-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
         Steve Elms

-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)

         (a)  [_]
         (b)  [X]

-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS (see instructions)
         OO

-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)

              [_]

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

-------------------------------------------------------------------------------
                                              7       SOLE VOTING POWER
                 NUMBER OF                            0
                   SHARES                     ---------------------------------
                BENEFICIALLY                  8       SHARED VOTING POWER
                  OWNED BY                            7,304,505 (1)
                    EACH                      ---------------------------------
                 REPORTING                    9       SOLE DISPOSITIVE POWER
                   PERSON                             0
                    WITH                      ---------------------------------
                                              10      SHARED DISPOSITIVE POWER
                                                      7,304,505 (1)

-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          7,304,505 (1)

-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (see instructions)

              [_]

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.9% (1)

-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (see instructions)
         IN

-------------------------------------------------------------------------------

---------------
(1) This amount is an approximation, which includes 548,315 shares of common stock, 2,281,914 shares of common stock issuable upon the exercise of warrants and approximately 4,474,276 shares of Common Stock issuable upon the initial conversion of 10,000 shares of Series C-1 Convertible Preferred Stock. See Item 5.

--------------------                                              -------------
CUSIP No. 460588106               SCHEDULE 13D                     Page 6 of 18
--------------------                                              -------------

-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
         Dennis Purcell

-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)

         (a)  [_]
         (b)  [X]

-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS (see instructions)
         OO

-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)

              [_]

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

-------------------------------------------------------------------------------
                                              7       SOLE VOTING POWER
                 NUMBER OF                            0
                   SHARES                     ---------------------------------
                BENEFICIALLY                  8       SHARED VOTING POWER
                  OWNED BY                            7,304,505 (1)
                    EACH                      ---------------------------------
                 REPORTING                    9       SOLE DISPOSITIVE POWER
                   PERSON                             0
                    WITH                      ---------------------------------
                                              10      SHARED DISPOSITIVE POWER
                                                      7,304,505 (1)

-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          7,304,505 (1)

-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (see instructions)

              [_]

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.9% (1)

-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (see instructions)
         IN

-------------------------------------------------------------------------------

-----------------
(1) This amount is an approximation, which includes 548,315 shares of common stock, 2,281,914 shares of common stock issuable upon the exercise of warrants and approximately 4,474,276 shares of Common Stock issuable upon the initial conversion of 10,000 shares of Series C-1 Convertible Preferred Stock. See Item 5.

--------------------                                              -------------
CUSIP No. 460588106               SCHEDULE 13D                     Page 7 of 18
--------------------                                              -------------

-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
         Andrew Schiff

-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)

         (a)  [_]
         (b)  [X]

-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS (see instructions)
         OO

-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)

              [_]

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

-------------------------------------------------------------------------------
                                              7       SOLE VOTING POWER
                 NUMBER OF                            0
                   SHARES                     ---------------------------------
                BENEFICIALLY                  8       SHARED VOTING POWER
                  OWNED BY                            7,304,505 (1)
                    EACH                      ---------------------------------
                 REPORTING                    9       SOLE DISPOSITIVE POWER
                   PERSON                             0
                    WITH                      ---------------------------------
                                              10      SHARED DISPOSITIVE POWER
                                                      7,304,505 (1)

-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          7,304,505 (1)

-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (see instructions)

              [_]

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.9% (1)

-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (see instructions)
         IN

-------------------------------------------------------------------------------

----------------
(1) This amount is an approximation, which includes 548,315 shares of common stock, 2,281,914 shares of common stock issuable upon the exercise of warrants and approximately 4,474,276 shares of Common Stock issuable upon the initial conversion of 10,000 shares of Series C-1 Convertible Preferred Stock. See Item 5.

--------------------                                              -------------
CUSIP No. 460588106                                                Page 8 of 18
--------------------                                              -------------

                                  SCHEDULE 13D

EXPLANATORY NOTE:

         The Reporting Persons (as defined below) previously filed a Schedule 13G on September 21, 2006 (as amended by Amendment No. 1 on February 13, 2007), as passive investors. On November 8, 2007, Aisling Capital II, LP ("Aisling") was granted the irrevocable proxy and entered into certain of the other transactions described in Item 4 below. As a result, Aisling may have influence over the corporate activities of the Issuer and is therefore filing this
Schedule 13D with respect to their investment in the Issuer.

Item 1.  SECURITY AND ISSUER.

         The security to which this statement relates is common stock, par value $0.01 per share (the "Common Stock") of Interpharm Holdings, Inc. The principal executive offices of the Issuer are located at 75 Adams Avenue, Hauppauge, New York 11788.

Item 2.  IDENTITY AND BACKGROUND.

         (a) This Schedule 13D is being filed on behalf of the following persons (each, a "Reporting Person" and collectively, the "Reporting Persons"):

                  (i)    Aisling;

                  (ii) Aisling Capital Partners, LP ("Aisling Partners"), the general partner of Aisling;

                  (iii) Aisling Capital Partners LLC ("Aisling Partners GP"), the general partner of Aisling Partners;

                  (iv)   Mr. Steven Elms, a managing member of Aisling Partners
                         GP;

                  (v) Mr. Dennis Purcell, a managing member of Aisling Partners GP; and

                  (vi) Mr. Andrew Schiff, a managing member of Aisling Partners GP.

         (b) The principal business address for each of the Reporting Persons is 888 Seventh Avenue, 30th Floor, New York, New York 10106.

         (c) Aisling was formed in order to engage in the acquiring, holding and disposing of investments in various companies. Aisling Partners is the general partner of Aisling and was formed to act as the general partner of Aisling, to make investments through Aisling and to fulfill such other purposes as may be determined from time to time. Aisling Partners GP is the general partner of Aisling Partners and was formed to act as the general partner of Aisling Partners. Steven Elms is a managing member and managing director of

--------------------                                              -------------
CUSIP No. 460588106                                                Page 9 of 18
--------------------                                              -------------

Aisling Partners GP. Dennis Purcell is a managing member and senior managing director of Aisling Partners GP. Andrew Schiff is a managing member and a managing director of Aisling Partners GP. Accordingly, pursuant to the regulations promulgated under Section 13(d) of the Securities Exchange Act of 1934, Aisling Partners, Aisling GP, Mr. Elms, Mr. Purcell and Mr. Schiff each may be deemed to be a beneficial owner of the Common Stock held for the account of Aisling. (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws. (f) Each of Aisling and Aisling Capital is a Delaware limited partnership. Aisling Partners GP is a Delaware limited liability company. Each of Steven Elms, Dennis Purcell and Andrew Schiff is a United States citizen.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The source of the purchase price for the acquisition by Aisling of the Securities (as defined below) was capital contributions from the partners of Aisling. No borrowed funds were used to purchase the Securities.

Item 4.  PURPOSE OF TRANSACTION.

         The  Reporting  Persons  acquired  the  Securities  reported  on  this
Schedule 13D because they believed such Securities represented an attractive investment. The Reporting Persons previously filed a Schedule 13G as passive investors. As a result of the grant of an irrevocable proxy and entry into certain of the other transaction described below, Aisling may have influence over the corporate activities of the Issuer and is therefore filing this
Schedule 13D with respect to their investment in the Issuer.

SECURITIES PURCHASE AGREEMENT

         On September 11, 2006, Aisling entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") with the Issuer, pursuant to which Aisling purchased from the Issuer 10,000 shares of Series C-1 Convertible Preferred Stock, par value $0.01 (the "Series C-1 Preferred Stock") and a

--------------------                                              -------------
CUSIP No. 460588106                                               Page 10 of 18
--------------------                                              -------------

warrant (the "Warrant" and, together with the Series C-1 Preferred Stock, the "Securities") to purchase 2,281,914 shares of Common Stock. At the time of purchase and as of November 8, 2007, the Series C-1 Preferred Stock had a stated value of $1,000 per share (the "Stated Value") and was initially convertible into shares of Common Stock at a conversion price of $1.5338, subject to adjustment as provided in the Certificate of Designation for the Series C-1 Preferred Stock (the "Conversion Price"). The Series C-1 Preferred Stock accrues dividends at the rate of 8.25% per annum and is convertible at any time into Common Stock at the option of Aisling. In addition, at any time after June 30, 2007, the Issuer has the right to convert the Series C-1 Preferred Stock into Common Stock provided that certain conditions have been satisfied. The Series C-1 Preferred Stock is entitled to voting rights on all matters to be voted on by the holders of the Common Stock on an as converted to Common Stock basis, with the holders of the Series C-1 Preferred Stock and Common Stock voting as a single class. The Warrant was exercisable upon issuance and expires on September 11, 2011. The initial exercise price for the Warrant was $1.639 per share (subject to adjustment as provided in the Warrants).

         The Certificate of Designation for the Series C-1 Preferred Stock contains a blocker provision (the "Blocker") pursuant to which a holder of the Series C-1 Preferred Stock does not have the right to convert the Series C-1 Preferred Stock into Common Stock to the extent that such conversion would result in beneficial ownership by such holder of more than 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to such conversion. The Warrant contains a similar provision. As a result of the Blocker, the Reporting Persons are reporting in this Schedule 13D their beneficial ownership of the Common Stock representing 9.99% of the current outstanding shares.

         Provided that Aisling holds at least 25% of the shares of the Series C-1 Preferred Stock issued to it, in addition to any other rights provided by law, without first obtaining the affirmative vote at a meeting duly called for such purpose or the written consent of the holders of a majority of the outstanding shares of the Series C-1 Preferred Stock, voting together as a single class, the Issuer may not, among other things:

         o issue any shares of Common Stock, stock appreciation rights, stock options or other equity securities to independent third parties in excess of 2% of the fully diluted number of shares of Common Stock on the initial closing date;

         o pay dividends or make any other distribution on the capital stock of the Issuer other than (i) dividends on the Series C-1 Preferred Stock or (ii) the stated dividends on the shares of the Issuer's Series A-1 Convertible Preferred Stock and Series B-1 Convertible Preferred Stock;

--------------------                                              -------------
CUSIP No. 460588106                                               Page 11 of 18
--------------------                                              -------------

         o issue any Common Stock or any securities convertible into or exchangeable for Common Stock at a price per share of Common Stock less than the purchase price per share of the Series C-1 Preferred Stock; and

         o issue any indebtedness that creates an obligation for the Issuer to repay in the aggregate more than $50 million in principal and interest.

REGISTRATION  RIGHTS AGREEMENT

         In connection with entering into the Securities Purchase Agreement, on September 11, 2006, Aisling entered into Amendment No.1 to the Registration Rights Agreement (the "Registration Rights Agreement"), originally between the Issuer and Tullis-Dickerson Capital Focus III, L.P. ("TD III"), pursuant to which (i) Aisling was joined as party to the Registration Rights Agreement and
(ii) the Issuer agreed to provide certain registration rights with respect to the Securities, including the obligation of the Issuer to file with the Securities and Exchange Commission (the "SEC"), as soon as practicable after the closing date of the purchase of the Securities, but in no event later than 60 calendar days after a request is made by the Required Holders (as defined in the Registration Rights Agreement) which request may be made any time after the earlier of (x) December 31, 2006 and (y) the date that the Issuer is eligible to file a Registration Statement on Form S-3, a Registration Statement on Form S-3 covering the resale of all Registrable Securities (as defined in the Registration Rights Agreement) of Aisling.

         PROXY

         On November 8, 2007, Aisling and TD III were granted an irrevocable proxy (the "Proxy") over approximately 35.7 million shares of Common Stock (the "Proxy Shares") currently held by either Raj Sutaria, Perry Sutaria or by limited liability companies established and maintained for the benefit of the Sutaria family (collectively, the "Sutaria Entities"). Under the Proxy, a committee (the "Committee") comprised of a designee of Aisling, a designee of TD III and Perry Sutaria acting by majority vote, will vote the Proxy Shares solely for the purposes of (i) electing or removing members of the Board of Directors of the Issuer and (ii) voting on amendments, additions, deletions or modifications to the Issuer's by-laws. Raj Sutaria, Perry Sutaria and the limited liability companies will maintain the right to vote their Proxy Shares with respect to any other matters to be voted upon by the holders of the Common Stock. As a result of the majority voting requirement of the Proxy, no individual member of the Committee can direct the vote of the Proxy Shares or control such vote. The Proxy will terminate upon the earlier of (i) the date that both TD III and Aisling hold less than 50%, respectively, of the Series B-1 Convertible Preferred Stock and Series C-1 Preferred Stock (or shares into which such preferred stock was exchanged and/or converted); (ii) upon the written agreement of both TD III and Aisling; or (iii) under certain other circumstances.

--------------------                                              -------------
CUSIP No. 460588106                                               Page 12 of 18
--------------------                                              -------------

         As a result of the Proxy, the Reporting Persons may be deemed to be a member of a group, within the meaning of Rule 13d-5 of the Exchange Act, with TD III and Perry Sutaria. Each of the Reporting Persons disclaims membership in such a group with TD III and Perry Sutaria, and this statement shall not be construed as an admission that any of the Reporting Persons is, for any or all purposes, a member of such a group.

NOTE PURCHASE AGREEMENT AND CONSENT AND WAIVER AGREEMENT

         On November 14, 2007, Aisling entered into a Securities Purchase Agreement (the "SPA") among the Issuer, Aisling, as a purchaser, and the other purchasers named therein. Under the SPA, Aisling agreed to purchase from the Issuer $833,333 in aggregate principal amount of the Issuer's Secured 12% Notes due 2009 (the "12% Notes) in a private placement. Under the SPA, the Issuer issued and sold an aggregate of $5 million in principal amount of its 12% Notes. Upon the receipt by the Issuer of shareholder approval for the issuance of its Secured Convertible 12% Notes due 2009 (the "12% Convertible Notes") (which may not occur prior to January 18, 2008), the Issuer will exchange the entire principal amount outstanding of its 12% Notes for 12% Convertible Notes and a warrant to purchase 307,017 shares of Common Stock. The 12% Convertible Notes will be convertible into common stock at a conversion price of $0.95 per share (subject to certain adjustments) and will allow for immediate conversion. The warrant will have an exercise price of $0.95 per share and will be immediately exercisable. Under the SPA, the purchasers were granted the right to include the shares of Common Stock they would receive upon the conversion of the 12% Convertible Note or the exercise of the warrant in any securities act registration statement filed by the Issuer, subject to certain exceptions.

         Under the terms of the Certificate of Designations for the Issuer's Series B-1 Convertible Preferred Stock and the Series C-1 Preferred Stock, the issuance of $5 million in aggregate principal amount of the 12% Convertible
Notes requires the consent of the holders of the Series B-1 Convertible Preferred Stock and the Series C-1 Preferred Stock because the Certificates of Designation contain provisions that prohibit the Issuer from (i) issuing any shares of Common Stock, stock appreciation rights, stock options or other equity securities to independent third parties in excess of 2% of the fully diluted number of shares of Common Stock and (ii) issuing any Common Stock or any securities convertible into or exchangeable for Common Stock at a price per share of Common Stock less than the purchase price per share of the Series B-1 Convertible Preferred Stock and the Series C-1 Preferred Stock. As a result, Aisling entered into a Consent and Waiver Agreement with the Issuer and TD III (the "Waiver"), pursuant to which each of Aisling and TD III consented to the

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CUSIP No. 460588106                                               Page 13 of 18
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issuance of the  Convertible  12% Notes and the related  warrant and waived the applicable provisions in the Certificate of Designation for the Series B-1 Convertible Preferred Stock, in the case of TD III, and the Series C-1 Preferred Stock, in the case of Aisling. In addition, each of Aisling and Tullis waived their rights arising out of the Issuer's default under the applicable Certificate of Designation.

         Under the Waiver, the Issuer agreed to exchange all of Aisling's shares of Series C-1 Preferred Stock for shares of Series D-1 Preferred Stock. The Series D-1 Preferred Stock will have similar terms to the Series C-1 Preferred Stock except that the Series D-1 Preferred Stock will be convertible into Common Stock at an initial conversion price of $0.95 per share and will not contain the Blocker. In the exchange, Aisling will receive 1.04125 shares of Series D-1 Convertible Preferred Stock for each share of Series C-1 Preferred Stock. In addition, simultaneously with the exchange, the Issuer will amend and restate the Warrant to, among other things, reduce the exercise price to $0.95 per share and remove the Blocker. The exchange of preferred stock and the amendment and restatement of the Warrant are subject to shareholder approval which may not occur prior to January 18, 2008.

ADDITIONAL DISCLOSURE

         The Reporting Persons may from time to time acquire additional shares of Common Stock (or securities exercisable for or convertible into Common Stock) in the open market or in privately negotiated transactions, subject to availability of Common Stock at prices deemed favorable, the Issuer's business or financial condition and other factors and conditions the Reporting Persons deem appropriate. Alternatively, the Reporting Persons may sell all or a portion of the Common Stock in privately negotiated transactions or in the open market. In addition, the Reporting Persons may formulate other purposes, plans or proposals regarding the Issuer, the composition of the Issuer's board of directors or any of its securities to the extent deemed advisable in light of general investment and trading policies, market conditions or other factors.

         Except as described above in this Item 4, no Reporting Person or any individual otherwise identified in Item 2 of this Schedule 13D has any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer or a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments

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CUSIP No. 460588106                                               Page 14 of 18
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corresponding  thereto or other  actions  which may impede the  acquisition  of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The aggregate percentage of shares of Common Stock reported as owned by each Reporting Person is based upon 65,813,668 shares of Common Stock outstanding as of May 11, 2007, which is the total number shares of Common Stock outstanding as of such date as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on May 15, 2007. Based on calculations made in accordance with Rule 13d-3(d), each Reporting Person may be deemed to beneficially own 7,304,505 shares of Common Stock (approximately 9.9% of the outstanding shares of Common Stock), consisting of (i) 548,315 shares of Common Stock, (ii) 2,281,914 shares of Common Stock issuable upon the exercise of the Warrant and (iii) 4,474,276 shares of Common Stock issuable upon the conversion of 10,000 shares of the Series C-1 Preferred Stock. As indicated above, each of the Certificate of Designation for the Series C-1 Preferred Stock and the Warrant contain the Blocker provision. If the Blocker were not in place, as of the date hereof, the Reporting Persons may be deemed to own an additional 2,110,320 shares of Common Stock issuable upon conversion of the Series C1 Preferred Stock held for the account of Aisling.

         (b) (i) Each of Aisling, Aisling Partners and Aisling Partners GP may be deemed to have sole power to direct the voting and disposition of the 7,304,505 shares of Common Stock (9,414,825 shares of Common Stock if the Certificate of Designation for the Series C-1 Preferred Stock and the Warrant did not contain the Blocker) that may be deemed to be beneficially owned by the Reporting Persons.

                  (ii) By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Schedule 13D, each of the Messrs. Elms, Purcell and Schiff may be deemed to share the power to direct the voting and disposition of the 7,304,505 shares of Common Stock (9,414,825 shares of Common Stock if the Certificate of Designation for the Series C-1 Preferred Stock and the Warrant did not contain the Blocker) beneficially owned by the Reporting Persons.

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CUSIP No. 460588106                                               Page 15 of 18
--------------------                                              -------------

         (c) No Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Item 2 of this Schedule 13D, has effected any transaction in shares of Common Stock during the preceding 60 days.

         (d) The partners of Aisling have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held for the account of Aisling in accordance with their ownership interests in Aisling.

         (e)      Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The   descriptions   of  the  Securities   Purchase   Agreement,   the
Registration Rights Agreement, the Warrants, the Waiver and the Proxy contained in Item 4 above are incorporated by reference into this Item 6.

         From time to time, each of the Reporting Persons may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time, to the extent permitted by applicable laws, each of the Reporting Persons may borrow securities, including the Common Stock, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

         On November 19, 2007, each of the Reporting Persons entered into an agreement (the "Joint Filing Agreement") in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as an exhibit hereto and is incorporated herein by reference.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1: Joint Filing Agreement dated as of November 16, 2007, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2 Securities Purchase Agreement, dated May 15, 2006, by and among the Issuer and Aisling Capital II, LP (incorporated by reference herein to Exhibit 99.1 to the Issuer's Current Report on Form 8-K filed on September 15, 2006).

Exhibit 3 Form of Certificate of Designations, Preferences and Rights of Series C-1 Convertible Preferred Stock (incorporated by reference herein to Exhibit 3.7 to the Issuer's Annual Report on Form 10-K filed on September 28, 2006).

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CUSIP No. 460588106                                               Page 16 of 18
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Exhibit 4         Form of Warrant to Purchase Common Stock (included as Exhibit
                  D to the Consent and Waiver Agreement incorporated by reference herein to Exhibit 10.11 to the Issuer's Annual Report on Form 10-K filed on November 15, 2006).

Exhibit 5 Registration Rights Agreement, dated May 15, 2006 by and among the Issuer, Tullis-Dickerson Capital Focus III and Aisling Capital II, LP, as amended (incorporated by reference herein to the Issuer's Current Report on Form 8-K filed on June 2, 2006).

Exhibit 6 Consent and Waiver Agreement, dated November 7, 2007, by and among the Issuer, Tullis-Dickerson Capital Focus III and Aisling Capital II, LP (incorporated by reference herein to
                  Exhibit 10.11 to the Issuer's Annual Report on Form 10-K filed on November 15, 2007).

Exhibit 7         Irrevocable Proxy, date November 7, 2007.

Exhibit 8 Securities Purchase Agreement, dated November 14, 2007, by and among the Issuer, Tullis-Dickerson Capital Focus III, Aisling Capital II, LP, Cameron Reid, P&K Holdings I, LLC, Rametra Holdings I, LLC, Rajs Holdings I, LLC, Perry Sutaria and Raj Sutaria (incorporated by reference herein to Exhibit
                  10.13 to the Issuer's Annual Report on Form 10-K filed on November 15, 2007).

Exhibit 9 Form of a Secured 12% Note due 2007 (incorporated by reference to Exhibit 4.2 to the Issuer's Annual Report on Form 10-K filed on November 15, 2007).

Exhibit 10 Form of Certificate of Designation of Series D-1 Convertible Preferred Stock (included as Exhibit C to the Consent and Waiver Agreement incorporated by reference herein to Exhibit
                  10.11 to the Issuer's Annual Report on 10-K filed on November 15, 2007).

Exhibit 11 Form of Note Warrant (included as Exhibit C to the Securities Purchase Agreement incorporated herein by reference herein to
                  Exhibit 10.3 to the Issuer's Annual Report filed on Form 10-K filed November 15, 2007).




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CUSIP No. 460588106                                               Page 17 of 18
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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date:    November 19, 2007


                                  AISLING CAPITAL II, LP

                                  By:     Aisling Capital Partners, LP
                                          General Partner

                                  By:     Aisling Capital Partners LLC
                                          Managing Member

                                          By:  /s/ Dennis Purcell
                                               ---------------------------------
                                               Name:  Dennis Purcell
                                               Title: Managing Member and Senior
                                                      Managing Director

                                  AISLING CAPITAL PARTNERS, LP

                                  By:     Aisling Capital Partners LLC
                                          Managing Member

                                          By:  /s/ Dennis Purcell
                                               ---------------------------------
                                               Name:  Dennis Purcell
                                               Title: Managing Member and Senior
                                                      Managing Director

                                  AISLING CAPITAL PARTNERS LLC

                                  By: /s/ Dennis Purcell
                                      ------------------------------------------
                                      Name:  Dennis Purcell
                                      Title: Managing Member and Senior
                                             Managing Director

                                  /s/ Steve Elms
                                  ----------------------------------------------
                                  Steve Elms


                                  /s/ Dennis Purcell
                                  ----------------------------------------------
                                  Dennis Purcell


                                  /s/ Andrew Schiff
                                  ----------------------------------------------
                                  Andrew Schiff

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).